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                                                                    NEWS RELEASE

FOR RELEASE APRIL 6, 2000 AT 7:30 AM EST
----------------------------------------
Contact:    ALLEN & CARON INC             or    INSCI-STATEMENTS.COM, CORP.
            Mark Alvino (investors)             Roger Kuhn, CFO
            mark@allencaron.com                 rkuhn@insci.com
            212-698-1360                        508-870-4000
            Kari Rinkeviczie (media)
            kari@allencaron.com
            616-647-0780

                         INSCI-STATEMENTS.COM ANNOUNCES
                       ADOPTION OF SHAREHOLDER RIGHTS PLAN

WESTBOROUGH, MA (APRIL 6, 2000) . . . .insci-statements.com (Nasdaq: INSI), a provider of Internet-based and on-site solutions for statement/bill presentment services and digital document storage, workflow, and electronic commerce, today announced that its Board of Directors has adopted a Shareholder Rights Plan designed to assure that its shareholders would receive fair treatment and the best possible valuation for their shares in the event of any unsolicited offer or threatened hostile acquisition of the Company. The Board's adoption of the Rights Plan was not taken in response to any known effort to acquire control of the Company.

insci-statements.com Chairman and CEO E. Ted Prince, Ph.D., said, "The Plan has been adopted as a precautionary measure, not because of any current unsolicited offer to acquire the Company. Research has shown that shareholder rights plans do not deter unsolicited offers, whether hostile or not, but instead they can ultimately result in a higher offer, especially if the offer is hostile."

"The Shareholder Rights Plan we have adopted is designed to protect the interests of our shareholders," Dr. Prince added. "We believe that insci-statements.com has a valuable intellectual property base and franchise and we are merely taking steps to ensure that in the event of any offer, the Board has enough control over the acquisition process to ensure that it achieves the best value for our shareholders"

The Rights Plan provides each stockholder of the Company with one right for each share of common stock held.

Generally, should a person or entity become the beneficial owner of 15 percent or more of the Company's outstanding common stock, each right (other than those held by that new 15 percent stockholder) would be exercisable to purchase that number of shares of the Company's common stock having, at that time, a market value equal to two times the then current exercise price. The exercise price will initially be $47 per right, subject to adjustment for certain events. Certain acquisitions by holders of 15% or more of the Company's common stock on the date the Stockholder Rights Plan was adopted will not result in the rights becoming exercisable.

The record date set for issuance of the rights under the Rights Plan is April 19, 2000 and after that date any shares of common stock traded will automatically be accompanied by the associated rights. The rights expire on April 4, 2010 (unless previously triggered), and are subject to redemption by the Board of Directors of the Company at $.001 per right at any time prior to the first dated upon which they become exercisable.

                                 MORE-MORE-MORE

INSCI-STATEMENTS.COM ANNOUNCES STOCKHOLDER RIGHTS PLAN
Page 2-2-2


ABOUT INSCI-STATEMENTS.COM

insci-statements.com is a leading provider of statement/bill portal services and digital document storage, workflow, and electronic commerce solutions. The company's portal services and software solutions are designed to help customers become more competitive, streamline business processes, improve customer service, and take advantage of new technological developments to drive revenues. insci-statements.com, has separated its two principal businesses, both operationally and financially, to establish InfiniteSpace.com as a separate wholly-owned subsidiary.

For more information about insci-statements.com, visit its home page on the Internet at www.insci.com. For additional investor relations information visit the Allen & Caron Inc Web site at www.allencaron.com.


INSCI is a registered mark and insci-statements.com and COINSERV are trademarks of insci-statements.com, Corp.


The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the Company's products and services and other risks identified in the Company's SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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